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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                               Ilex Oncology, Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                   451923-10-6
                                 (CUSIP Number)

                                 Robert N. Shaw
                  Cancer Therapy and Research Center Endowment
                                  7979 Wurzbach
                              San Antonio, TX 78229
                                 (210) 616.5810
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 4, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D
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CUSIP NO. 451923-10-6                                    PAGE 2 OF 5 PAGES
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           NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     1

           Cancer Therapy and Research Center Endowment; Tax I.D.: 74-2771480

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     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a)[ ]
           (b)[ ]

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           SEC USE ONLY
     3

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           SOURCE OF FUNDS
     4     N/A

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     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)         [ ]

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           CITIZENSHIP OR PLACE OF ORGANIZATION
     6     Texas

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         NUMBER OF                     SOLE VOTING POWER
           SHARES                7     1,282,127

                           -----------------------------------------------------
        BENEFICIALLY                   SHARED VOTING POWER
          OWNED BY               8     0

                           -----------------------------------------------------
            THE                        SOLE DISPOSITIVE POWER
         REPORTING               9     1,282,127

                           -----------------------------------------------------
           PERSON                      SHARED DISPOSITIVE POWER
            WITH                10     0

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           AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON
    11     1,282,127

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           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    12     [  ]

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           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13     03.3%

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           TYPE OF REPORTING PERSON
    14     CO

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                                       2

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                                  SCHEDULE 13D
                            COVERING COMMON STOCK OF

                               ILEX ONCOLOGY, INC.

This Amendment No. 1 to Schedule 13D statement (the "Amended Statement") relating to common stock, par value $.01 per share, of Ilex Oncology, Inc., a Delaware corporation, is filed as an amendment to the original Schedule 13D, as amended, of the person reporting hereunder (the "Statement") and should be read in conjunction therewith. The Statement is amended only to the extent provided herein.

ITEM 1. Security and Issuer

         This Amended Statement relates to the shares of Common Stock, par value $0.01 ("Common Stock"), of Ilex Oncology, Inc., a Delaware corporation (the "Issuer"). The number of shares of the Common Stock outstanding as of August 4, 2003, was 38,300,945. The address of the principal executive office of the Issuer is 4545 Horizon Hill Blvd, San Antonio, Texas 78229.

ITEM 4. Purpose of Transaction

         On July 30, 2003, the Reporting Person and the Issuer entered into an Underwriting Agreement (the "Underwriting Agreement"), with UBS Securities LLC, Lehman Brothers Inc., CIBC World Markets Corp., and U.S. Bancorp Piper Jaffray Inc. (the "Underwriters"). Pursuant to the Underwriting Agreement, and under a registration statement of the Issuer on Form S-3 (File No. 333-106735)(the "Registration Statement"), on August 4, 2003, the Reporting Person sold 500,000 shares of Common Stock to the Underwriters, with a public offering price of $17.00 per share (less an underwriting discount of $1.02 per share). Pursuant to the Underwriting Agreement, the Reporting Person also granted to the Underwriters a 30-day option to purchase an additional 75,000 shares of Common Stock to cover over-allotments.

ITEM 5. Interest in Securities of the Issuer

         (a) The Reporting Person holds directly 1,282,127 shares of Common Stock. As a result, the Reporting Person beneficially owns approximately 3.3% of the issued and outstanding shares of the Common Stock of the Issuer.

         (b) The Reporting Person exercises the sole power to vote or direct the voting of and to dispose or direct the disposition of the 1,282,127 shares of Common Stock beneficially owned by the Reporting Person.

                                       3

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         (c)      Except as described in Item 4, the Reporting Person has
effected no transaction in shares of Common Stock during the past 60 days.

         (d)      Not Applicable.

         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding Common Stock on August 4, 2003.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

         On July 17, 2003, the Reporting Person entered into a lock-up letter agreement (the "Lock-Up Agreement") in favor of the Underwriters in connection with the sale of Common Stock described above under Item 4. The provisions of the Lock-Up Agreement are set forth as an exhibit to this Amended Statement and are incorporated herein in their entirety by this reference in response to this
Item 6.

         On July 30, 2003, the Reporting Person entered into the Underwriting Agreement. The provisions of the Underwriting Agreement are set forth as an exhibit to this Amended Statement and are incorporated herein in their entirety by this reference in response to this Item 6.

ITEM 7. Material to be filed as Exhibits

Exhibit 1 Lock-Up Agreement dated July 17, 2003, executed by Cancer Therapy and Research Center Endowment in favor of UBS Securities LLC, as Representative of the several Underwriters.

Exhibit 2 Underwriting Agreement dated July 30, 2003, by and among Cancer Therapy and Research Center Endowment, ILEX Oncology, Inc., UBS Securities LLC, Lehman Brothers Inc., CIBC World Markets Corp., and U.S. Bancorp Piper Jaffray Inc.

                                       4

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                                    SIGNATURE

After reasonable inquiry and to the best of its current knowledge and belief, the undersigned certifies that the information set forth in this Amended Statement is true, complete and correct.

Dated: August 11, 2003.

                                   CANCER THERAPY AND RESEARCH CENTER ENDOWMENT

                                   By: /s/ ROBERT N. SHAW
                                       ------------------
                                   Name: Robert N. Shaw
                                   Title: President

                                       5

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                                INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                   DESCRIPTION
 -------                                  -----------
Exhibit 1         Lock-Up Agreement dated July 17, 2003, executed by Cancer
                  Therapy and Research Center Endowment in favor of UBS
                  Securities LLC, as Representative of the several Underwriters.

Exhibit 2         Underwriting Agreement dated July 30, 2003, by and among
                  Cancer Therapy and Research Center Endowment, ILEX Oncology,
                  Inc., UBS Securities LLC, Lehman Brothers Inc., CIBC World
                  Markets Corp., and U.S. Bancorp Piper Jaffray Inc.